Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

FORFEITURE OF UNCLAIMED DIVIDENDS

According to the articles of association of China Life Insurance Company Limited (the “Company”), the Company may exercise the right to forfeit unclaimed dividends after the expiration of the applicable limitations period, subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed. Accordingly, the board of directors of the Company announces that the 2010 final dividend of RMB0.40 (equivalent to HK$0.47978 per share, declared on 22 March 2011 and remaining unclaimed on 22 March 2017, will be forfeited and revert to the Company.

Shareholders of the Company who are entitled to but have not received the above dividend are advised to contact the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but no later than 4:30 p.m. on 22 March 2017.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 8 February 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie